Mail Stop 3561

August 10, 2007

Mr. Gordon G. Pratt
Chairman, President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, Connecticut 06032

Re: **FMG Acquisition Corp.**
Amendment No. 1 to Registration Statement on Form S-1
Filed July 12, 2007
File No. 333-143466

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Offering, page 5

Amended and Restated Certificate of Incorporation, page 15

1.   We note your response to comment 17 of our letter dated July 6, 2007 and your revised disclosure on page 12 regarding the required vote of a majority of

common stock voted. You still refer on page 16, however, to a majority of common stock outstanding. We reissue prior comment 17. Please revise or advise.

Risk Factors, page 21

2.   We note your response to comment 27 of our letter. Please refer to Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940 to explain why you might be deemed an investment company.

Use of proceeds, page 44

3.   We note your response to comment 28 and the revised disclosure on page 47. Please revise to clarify that you will seek separate shareholder approval in the event a proposed transaction is contingent or subject to financing. See Exchange Act Rule 14a-4(a)(3).

Proposed Business, page 53

4.   We note your response to comment 30 and revised disclosure on page 53. Please revise to clarify the number of transactions valued at approximately $33 million for which the insiders played the lead role in *all* of the aspects identified.

Conversion Rights, page 59

5.   We note your response to comment 31 of our letter dated July 6, 2007. Please clarify the procedures you may require for stockholders to perfect their conversion rights. For example, describe any certification and delivery procedures that may be required.

Conflicts of Interest, page 72

6.   Please revise page 73 to provide a tabular presentation of the persons, entities and affiliations that present conflicts of interest issues. If true, state that the presentation identifies all entities for which your insiders, directors, advisors and employees have pre-existing fiduciary obligations. Also, please clarify, if true, that they are prohibited from presenting opportunities to you before presenting to them to entities for which they have pre-existing fiduciary obligations. In this regard, please clarify the phrase "may not present" here and on page 31 to indicate whether or not they are prohibited from presenting opportunities to you before the other entities have declined them.

Certain Relationships and Related Party Transactions, page 76

7.   Please revise to conform the subheading to Item 404 of Regulation S-K.

8.   Please revise to discuss the agreement to purchase general and administrative services from FMG Acquisition and Fund Management Group LLC. In this regard, your disclosure should address the extent to which the administrative services, office space, other services and their costs will be shared with Fund Management Group LLC, including estimated, approximate percentages of costs and services to be allocated to FMG Acquisition and Fund Management Group LLC. See comment 15 of our letter dated July 6, 2007.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. ***In your responses, please include the page numbers of the amendment where we can find the changes.*** Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or James Lopez, who supervised the review of your filing, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq. (*by facsimile*)
        212-370-7889